EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders

Miller Energy Resources, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑171106 and 333-184133) on Form S-8 and (No. 333-183750 and 333-184315) on Form S-3 of Miller Energy Resources, Inc. of our report dated July 15, 2013, with respect to the consolidated balance sheets of Miller Energy Resources, Inc. and subsidiaries as of April 30, 2013 and 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2013, and the effectiveness of internal control over financial reporting as of April 30, 2013, which report appears in the April 30, 2013 annual report on Form 10-K for Miller Energy Resources, Inc.

/s/ KPMG LLP
Knoxville, Tennessee
July 15, 2013